Exhibit 99.2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars)

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the condensed interim financial statements of Mayfair Gold Corp. (the “Company”) as well as the notes thereto for the three and six months ended June 30, 2026 and 2025 (collectively referred to hereafter as the “Financial Statements”). The Financial Statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and interpretations of the International Financial Reporting Interpretations Committee, including International Accounting Standards 34 Interim Financial Reporting.

The following MD&A of the financial condition and results of operations of the Company has been prepared by management and should be read in conjunction with the Financial Statements. In addition, the MD&A should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”), as some disclosures from the Annual Financial Statements have been condensed or omitted. In this MD&A, unless the context otherwise dictates, a reference to “us”, “we”, “our”, or similar terms refers to the Company. Additional information relating to the Company is available on the Company’s website at https://mayfairgold.ca/ and on SEDAR+ at https://www.sedarplus.ca under Mayfair Gold Corp.’s profile.

The functional currency of the Company is disclosed in the notes to the Financial Statements. All dollar amounts are presented in Canadian dollars, the presentation and functional currency of the Company, except where otherwise noted. References to US$ are to United States dollars. The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

This MD&A is prepared by management and approved by the Board of Directors as of August 12, 2026 (the “MD&A Date”). This discussion covers the three and six months ended June 30, 2026 and 2025 and the subsequent period up to the MD&A Date.

Management is responsible for the preparation and integrity of the Financial Statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is responsible for ensuring that information disclosed externally, including the information contained within the Financial Statements and MD&A, is complete and reliable.

DESCRIPTION OF BUSINESS

Mayfair Gold Corp. was incorporated pursuant to the Business Corporations Act (British Columbia) on July 30, 2019. The Company’s registered office is located at Suite 3100 – 666 Burrard Street Vancouver, BC V6C 2X8. The Company’s principal place of business is 489 McDougall Street, Matheson, ON, Canada, P0K 1N0. The Company is engaged in the operation, acquisition, exploration and development of mineral properties.

During the three and six months ended June 30, 2026, the Company was listed for trading on the TSX Venture Exchange under the symbol “MFG”, the Frankfurt Stock Exchange under the symbol “9M5”, and the OTCQX under the symbol “MFGCF”. On January 27, 2026, the Company commenced trading on the NYSE American Stock Exchange under the symbol “MINE” and ceased trading on the OTCQX.

The Company acquired an undivided 100% interest in the Fenn-Gib gold project (the “Fenn-Gib Project”) on December 31, 2020. The Fenn-Gib Project initially comprised 6 leases on mining lands, 18 patents on mining lands, 144 cell claims and 3 surface rights only patents located in the Guibord, Munro, Michaud and McCool Townships in northeast Ontario, Canada.

On April 1, 2026, the Company entered into a binding asset purchase agreement with Plato Gold Corp. to acquire additional mineral property interests contiguous or proximal to the Fenn-Gib Project, including a 50% beneficial interest and a 100% registered interest in the Guibord Property, a 100% interest in the Marriott Property, and a 100% interest in the Holloway Property. The transaction closed on May 21, 2026, pursuant to which the Company acquired the mineral property interests for cash consideration of $2.5 million (paid) and assumed a 2.0% net smelter return (NSR) royalty applicable to certain properties. The acquisition cost was capitalized as mineral properties.

On May 4, 2026, the Company announced the stepping down of Nick Campbell, Chief Executive Officer. Concurrently, the Company appointed Drew Anwyll, P.Eng., formerly Chief Operating Officer, as Chief Executive Officer.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

December 2025 Share Consolidation

On December 18, 2025, the Company consolidated its outstanding common shares on the basis of two pre-consolidated common shares for one post-consolidated common share (the “Share Consolidation”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to the Share Consolidation.

FENN-GIB PROJECT OVERVIEW

The Fenn-Gib Project now comprises five property packages following the completion of the land acquisition from Plato on May 21, 2026. The original properties, referred to as the Fenn-Gib North and South Blocks, are separated by approximately three kilometres. The newly acquired property interests are referred to as the Guibord, Marriott and Holloway properties with the Guibord property being adjacent to the North Block. In early Q1 2026, the Company released the results of the pre-feasibility study (the “PFS”), which outlines the potential to develop Fenn-Gib Project into a new Canadian gold producer for initial development capital of C$450 million, with a base case payback period of 2.7 years and cumulative free cash flow of $896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. See the Company’s news release dated January 8, 2026, titled “Mayfair Delivers Robust Pre-Feasibility Study for the Fenn-Gib Gold Project” for further information.

During the second quarter of 2026, the Company advanced work across all key project streams. Engineering and design work has progressed, with Ausenco leading front-end engineering for the planned 4,800 tonnes-per-day process plant and associated site layout. On the technical side, the Company evaluated its grade control drilling program, which confirmed resource model confidence and identified upside in higher-grade material, and advanced its condemnation drilling review and geotechnical investigations for key infrastructure and plant site locations. Environmental and permitting activities included progressing environmental baseline studies and preparing the Ontario-led “One Project, One Process” environmental approval submission. The Company also advanced powerline planning and engagement with HONI and the IESO while progressing site access options, and continued exploration through compilation, mapping and prospecting across the expanded regional land package. In capital markets, the Company initiated early engagement with potential project financing parties.

Planned work for the next quarter includes completing the process plant FEED, continuing engagement with key process plant equipment suppliers, and tendering for detailed plant engineering. The Company also expects to advance submission of the 1P1P applications, continue project financing discussions, and further de-risk the key earthworks, tailings storage facility and water management designs, while continuing to advance Indigenous community relationships — including ongoing engagement with Apitipi Anicinapek Nation (“AAN”) and other regional Indigenous communities and increased coordination with the Town of Matheson — as project planning, permitting, infrastructure and community engagement activities progress.

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Project is as follows:

	QTD 2026	QTD 2025	YTD 2026	YTD 2025
	$	$	$	$
Camp maintenance, supplies, mobilization, general costs	132,985	49,245	252,794	85,857
Drilling	489,625	-	1,564,429	336,159
Environmental assessment and studies	3,450,430	984,169	5,925,275	1,543,001
Project evaluation and development personnel	334,228	329,598	1,506,826	571,431
Exploration personnel and program support	69,215	-	69,215	8,700
Laboratory analysis	131,512	-	252,911	-
Other exploration and evaluation expenses	55,744	-	65,744	18,086
Community relations	36,400	-	327,839	-
	4,700,139	1,363,012	9,965,033	2,563,234

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

Deposit

The Fenn-Gib Deposit (see “Fenn-Gib Deposit” below) is located on the North Block along the regional Contact Fault, an east-west to south-east trending shear zone on the Pipestone Fault, which is interpreted to be a splay off the Porcupine-Destro Fault. The Fenn-Gib Deposit hosts principal concentrations of overlapping gold mineralization within two zones: (i) the Main Zone, and (ii) the Deformation Zone. A third zone of mineralization, known as the Footwall Zone, is located approximately 100 metres to the northwest of the Fenn-Gib Deposit and a fourth zone of mineralization, known as the Contact Zone, is located at depth below the current pit-constrained resource.

Sixteen claims encompass the current conceptual pit supported by the Fenn-Gib Deposit. The Company would be subject to a 1% Net Smelter Royalty (NSR) over the sixteen claims, with an additional 1.5% NSR over nine of the sixteen claims.

On January 15, 2026, the Company filed an NI 43-101 Technical Report titled, “Fenn-Gib Gold Project NI 43-101 Technical Report and Pre-Feasibility Study” dated January 14, 2026 with an effective date of December 19, 2025 (the “Technical Report”).

2026 Fenn-Gib Resource Estimate Using 0.3 g/t Au Cut-Off

US$2,000/oz Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	181,302,000	0.74	4,313,000
Open pit	Inferred	8,921,000	0.49	141,000

The 2026 resource estimate was unchanged from the 2025 resource estimate.

The mineral resources reported demonstrate a reasonable prospect of eventual economic extraction, as required under NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued drilling. There are no known environmental, permitting, legal, marketing, and other relevant issues that would materially affect the reported mineral resources.

2026 Fenn-Gib Mineral Reserve Estimate Using a 0.8 g/t Cut-Off

The Technical Report was the first financial study on the Fenn-Gib Project. The reserves for the Fenn-Gib Project are based on the conversion of the indicated mineral resources in the study mine plan within the ultimate open pit limits. No measured mineral resources are within the ultimate pit design. The level of information from drill holes and degree of certainty on assumptions used in the mine plan estimates provides reasonable support to classify indicated mineral resources conversion directly to probable reserves.

US$1,750/oz Gold
Style	Class	Tonnes (t)	Au (g/t)	Au (ounces)
Open pit	Proven	-	-	-
Open pit	Probable	25,130,000	1.29	1,042,000

All mineral resources and mineral reserves have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum definitions, as required under NI 43-101. Ounce (troy) = metric tonnes x grade / 31.10348. All numbers have been rounded to reflect the relative accuracy of the estimate.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

Exploration Program

As of June 30, 2026, the Company has completed a total of 461 surface drill holes on the Fenn-Gib Project, representing 210,804 metres.

A summary of the Company’s drilling program for the Fenn-Gib Project is as follows:

	Holes	Metres
North Block Surface DDH Drilling	#	M
2021 Mayfair holes DDH	90	54,937
2022 Mayfair holes DDH	118	61,997
2023 Mayfair holes DDH	89	54,976
2023 Geotech holes DDH	7	3,230
2024 Mayfair holes DDH	42	18,230
2025 Mayfair holes DDH	59	4,282
2026 Mayfair holes DDH	23	6,031
	428	203,683
South Block Surface DDH Drilling
2022 holes DDH	18	3,457
2024 holes DDH	15	3,664
	33	7,121
Total Fenn-Gib Drilling	461	210,804

In February 2026, the Company reported initial results from its 2025 Grade Control Drilling Program, which comprised 56 tightly spaced (10 m x 10 m) vertical diamond drill holes totaling approximately 4,204 metres within the core of the Phase 1 starter pit. The program was designed to validate local grade variability, support improved ore-waste boundary definition, and inform dilution and ore-loss assumptions in advance of project financing and construction. These results were not incorporated into the 2026 PFS.

In June 2026, the Company reported the final results and evaluation of the tight-spaced Grade Control (GC) drilling program. The GC program returned positive results, confirming approximately 1 million tonnes of ore-grade material that was categorized as probable mineral reserves in the PFS; roughly 25% of the Phase 1 planned designed. For material above 0.80 g/t gold cut-off grade, the GC model returned similar grade and 2% more tonnes than predicted by the probable mineral reserve model. For the higher-grade portions, above a 3.0 g/t gold cut-off grade, the GC model identified 28% more tonnes at 7% higher grade, representing 37% more gold than the probable mineral reserve model for the GD drilling test area. The findings support the accuracy of the mineral reserve block model in the Stage 1 starter pit area tested and validate the higher-grade component of the mineral reserve for mine planning.

Metallurgical Test Program

In late 2024, metallurgical testing commenced with the intention of improving the understanding of the mineralization response to potential plant flow sheets with the testing of grind size, rougher flotation and concentrate mass pull, flotation concentrate regrind sizing and cyanidation response for various plant feed gold grades, sulphide concentration, mineralogical content, rock hardness, at various depths, and lithologies. In summary, metallurgical testing of Fenn-Gib composite samples over a range in head grade from 0.2 to 19.1 g/t Au and 0.3 to 8.1% S2-resulted in the development of a hybrid process approach, which is applicable to all associated deposit lithologies and rock types. Treatment of Fenn-Gib mineralization considers a P80 106 µm flotation feed size with an approximate 23% mass pull to a rougher concentrate. Subsequent regrinding of the concentrate to P80 10 to 13 µm is followed by cyanidation yielding an estimated overall 89.6% Au extraction at a 1.5 g/t Au feed grade.

Metallurgical test work and associated process criteria defined to date is representative and supports the associated Mineral Resource Estimate and the Mineral Reserve Estimate and is complete to support the Pre-Feasibility study (“PFS”). The Company has included the test results in the PFS and has defined metallurgical performance for the 4,800 tonne per day plant.

Future test work will focus on specific parameters required for process design and advanced engineering, along with additional variability test work to improve technical confidence and statistical accuracy of gold recovery estimates.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

Pre-Feasibility Study (“PFS”)

On January 8, 2026, the Company announced the results of the Pre-Feasibility study (“PFS”) and on January 15, 2026, the Company filed the Technical Report titled “Fenn - Gib Gold Project NI 43-101 Technical Report and Pre-Feasibility Study”. The study outlines Mayfair’s strategy to reduce execution risk and prioritize high-margin material early in the mine plan, supported by a reasonable initial capital outlay and a reasonable expectation of finance ability. This approach enables rapid free cash flow generation from Fenn-Gib while preserving long-term flexibility to deploy that free cash flow toward regional growth opportunities or advancing secondary assets to diversify and expand production. Economic results are presented on an unlevered basis to highlight the strong standalone project returns. Mayfair intends to prudently utilize project-level debt and other financing options to minimize overall cost of capital and maximize per-share economic returns. Initial capital expenditures are estimated at $450 million, including a 26% contingency on direct costs. The PFS considers a conventional open-pit mining operation and incorporates modular processing plant designs, allowing for a simplified construction schedule of less than 24 months, reducing inflation and execution risks. The Project will proceed under the Provincial Class Environmental Assessment (“EA”) process and does not trigger a Comprehensive EA or federal Impact Assessment under current regulations. Social and community engagement has focused primarily on the AAN due to its proximity to the Fenn-Gib site.

The Company and AAN have an active Exploration Agreement in place and will continue to advance consultation collaboratively, with the intention of developing a Community Benefit Agreement for the Project.

The Company plans to advance three key strategies in parallel: Ontario-led environmental approvals, Indigenous agreements, and engineering-design-procurement. These initiatives aim to enable major construction within 24-36 months, with commercial operations targeted within five years. The PFS assumes an average annual gold production of 71.3 koz over the first 6-years of operation and a total life of mine (“LOM”) production of 920 koz over 14.3 years of operation.

Site Investigations

During Q2 2024, GeoCentric Environmental Inc completed a site investigation to assess the overburden material and hydrogeological characteristic of the Fenn-Gib property. The scope included vertical geotechnical drilling, in situ testing, monitoring well installation, overburden and bedrock logging, and laboratory analysis. 19 drillholes were completed throughout and adjacent to the Fenn-Gib property.

During Q3-Q4 2024 and Q1 2025, Terracon Geotechnique completed a site investigation to support the overall site development and infrastructure locations. The scope included vertical geotechnical, in situ testing, monitoring well installations, overburden and bedrock logging, test pit excavations, sample collection, and laboratory testing of representative samples. The site investigation included 25 drillholes and 21 test pits.

During Q3 and Q4 2025, Knight Piésold Ltd. (“KP”) carried out a site investigation for the PFS level design arrangements for the Tailings Storage Facility (“TSF”) and associated water management infrastructure. The scope included vertical geotechnical, in situ testing, monitoring well installations, overburden and bedrock logging, test pit excavations, sample collection, and laboratory testing of representative samples. 8 drillholes and 18 test pits were completed in the proposed TSF location and 2 drillholes and 7 tests pits were completed in the Open Pit location for a program total of 10 drillholes and 25 test pits.

Notice of Project Status (“NPS”)

On February 5, 2026, the Company formally submitted a Notice of Project Status (“NPS”) for the Fenn-Gib Project. The NPS submission represents a meaningful milestone in the continued advancement of the Project.

The submission of the NPS formally registers the Fenn-Gib Project with the Province of Ontario and notifies the Ministry of Energy and Mines (“MEM”) that the company intends to advance the Project toward the commencement of mine production, in compliance with applicable Ontario mining legislation. With the submission of the NPS, the Company will continue to advance the technical studies, consultation processes, and permitting and approvals processes required to support planned future development.

This milestone is underscored by the Company’s ongoing dedication to meaningful engagement with the Apitipi Anicinapek Nation, a local First Nation rightsholder within the Treaty 9 area, as well as with other regional Indigenous and local communities and stakeholders as the Project continues to advance. Advancing the Project reflects the Company’s proactive approach to regulatory compliance and supports continued derisking through environmental, technical and socioeconomic work that will underpin future construction and operating approvals.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

TECHNICAL INFORMATION

Technical information included in this MD&A has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

SUMMARY OF QUARTERLY RESULTS

A summary of the Company’s quarterly results is as follows:

	Q2 2026	Q1 2026	Q4 2025	Q3 2025
	$	$	$	$
Operating expenses	(7,487,450)	(7,560,019)	(4,105,042)	(2,324,575)
Loss for the period	(7,349,070)	(7,321,839)	(3,789,410)	(2,241,177)
Loss per share - basic and diluted(1)	(0.11)	(0.11)	(0.05)	(0.04)
Total assets	42,284,597	49,249,408	53,272,854	56,748,042

	Q2 2025	Q1 2025	Q4 2024	Q3 2024
	$	$	$	$
Operating expenses	(2,165,132)	(1,864,732)	(2,410,002)	(1,484,124)
Loss for the period	(2,113,058)	(1,815,633)	(2,226,607)	(1,434,837)
Loss per share - basic and diluted(1)	(0.04)	(0.04)	(0.04)	(0.02)
Total assets	22,667,265	22,667,265	24,489,347	20,238,119

(1)	Comparative loss per share numbers were re-presented on a “after share consolidation” basis. (See page 3 of this MD&A)

During the last eight quarters, the Company’s loss ranged between $1,434,837 and $7,349,070. Loss during the quarters is composed of the evaluation and development expenses and related administrative expenses required to support the Fenn-Gib Project and to maintain the public listings of the Company.

During Q2 2026, the net loss was higher compared to other quarters due to higher exploration and development expenses on the mineral property, including drilling programs and a focus towards the completion of studies for the permitting process and engineering work for mine infrastructure, waste management, and electrical infrastructure.

SOURCES AND USES OF CASH

A summary of the Company’s sources and uses of cash is as follows:

	YTD 2026	YTD 2025
	$	$
Net cash used in operating activities	(13,747,891)	(3,648,017)
Net cash used in investing activities	(2,684,948)	(3,005,302)
Net cash provided by financing activities	1,187,571	-

Change in cash and cash equivalents	(15,245,268)	(6,653,319)
Cash and cash equivalents, beginning of period	38,193,983	9,534,129
Cash and cash equivalents, end of period	22,948,715	2,880,810

Cash used in operating activities is primarily driven by operating, exploration and development expenses. Cash used in operating activities increased in the current year due to increased expenditures for the Fenn-Gib Project.

Cash used in investing activities was $2,684,948 compared to $3,005,302 in the prior year comparable period. The decrease in cash used was mainly due to lower investment in GICs compared to the prior year comparable period. Prior year investing activities consisted mainly the purchase of a short-term guaranteed investment certificate (“GIC”) for $3,000,000. The current period investing activities include the purchase of mineral properties for $2,500,000, the purchase of equipment and vehicles for $61,251 and an increase in restricted cash and GICs related to corporate credit cards.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

Cash provided by financing activities was $1,187,571 compared to $nil in the prior year comparable period. Cash provided by financing activities in the current year resulted from issuance of shares through private placement for gross proceeds of $254,041 and from issuance of shares due to warrant exercises for net proceeds of $933,530.

RESULTS OF OPERATIONS

A summary of the Company’s results of operations is as follows:

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
	$	$	$	$
Operating expenses
Depreciation	8,837	7,955	16,065	15,069
Exploration and evaluation	4,700,139	1,363,012	9,965,033	2,563,234
General and administrative	2,515,487	604,914	4,239,876	1,026,346
Share-based payments	262,987	189,251	826,495	425,215
	7,487,450	2,165,132	15,047,469	4,029,864

Other income (expenses)
Foreign exchange gain (loss)	(28,295)	581	(25,785)	281
Interest income	166,675	51,493	401,174	100,892
Other income	-	-	1,171	-
Loss for the period	(7,349,070)	(2,113,058)	(14,670,909)	(3,928,691)

Q2 2026 compared to Q2 2025

Loss for the period increased to $7,349,070 compared to $2,113,058 in the prior year comparable period. The primary drivers of this increase were as follows:

•	Exploration and evaluation expenses increased to $4,700,139 from $1,363,012 in the prior year comparable period due to advanced condemnation drilling along with tailings storage facility site investigation, pump testing and hydrogeology modelling
•	General and administrative expenses increased to $2,515,487 from $604,914 in the prior year comparable period primarily due to higher professional fees associated with the completion of the NYSE American listing, increased expenditures related to directors’ and officers’ insurance, and higher management fees related to newly appointed officers.
•	Share-based payments increased to $262,987 from $189,251 in the prior year comparable period due to the increased number of outstanding options vesting during the current period, adjusted for unvested options forfeited in the current period.

Partially offsetting the increase in loss for the period was interest income, which increased to $166,675 from $51,493 in the prior year comparable period primarily due to an increase in average cash balances compared to the prior period.

YTD 2026 compared to YTD 2025

Loss for the period increased to $14,670,909 compared to $3,928,691 in the prior year comparable period. The primary drivers of this increase were as follows:

•	Exploration and evaluation expenses increased to $9,965,033 from $2,563,234 in the prior year comparable period due to advanced condemnation drilling along with tailings storage facility site investigation, pump testing and hydrogeology modelling
•	General and administrative expenses increased to $4,239,876 from $1,026,346 in the prior year comparable period primarily due to higher professional fees associated with the completion of the NYSE American listing, increased expenditures related to directors’ and officers’ insurance, and higher management fees related to newly appointed officers.
•	Share-based payments increased to $826,495 from $425,215 in the prior year comparable period due to the increased number of outstanding options vesting during the current period, adjusted for unvested options forfeited in current period.

Partially offsetting the increase in loss for the period interest income, which increased to $401,174 from $100,892 in the prior year comparable period primarily due to an increase in average cash balances compared to the prior period.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

SHARE CAPITAL HIGHLIGHTS

The number of shares issued and fully paid as at June 30, 2026 is 67,138,496 (December 31, 2025 - 66,797,608).

During the six months ended June 30, 2026, the Company had the following share capital transactions:

•	The Company closed a non-brokered private placement and issued 58,000 common shares at a price of $4.38 per share for gross proceeds of $254,041.
•	The Company issued 282,888 common shares pursuant to the exercise of 282,888 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $933,530. The fair value of the warrants was determined to be $364,057 at initial recognition, resulting in $364,057 being transferred to share capital from share-based payment reserves.

During the year ended December 31, 2025, the Company had the following share capital transactions:

•	On September 16, 2025, the Company closed a brokered private placement and issued 12,122,002 common shares at a price of $3.30 per share for gross proceeds of $40,002,600. Share issuance costs of $2,605,419 were incurred in connection with the offering. Pursuant to this private placement, the Company issued 681,843 warrants to certain finders. Each warrant entitles the holder to purchase one common share of the Company at a price of $3.30 per share and will expire on September 16, 2027. The Company attributed a fair value of $877,484 to the warrants which was determined using the Black-Scholes option pricing model. The proceeds from the private placement will be used to continue to advance the Fenn-Gib project, as previously disclosed at the time of the announcement.
•	The Company issued 34,092 common shares pursuant to the exercise of 34,092 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $112,504. The fair value of the warrants was determined to be $43,874 at initial recognition, resulting in $43,874 being transferred to share capital from share-based payment reserves.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and debt. The Financial Statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

As at June 30, 2026, the Company has an accumulated deficit of $85,156,654 (December 31, 2025 - $70,485,745), cash and cash equivalents of $22,948,715 (December 31, 2025 - $38,193,983), and accounts payable and accrued liabilities of $2,836,142 (December 31, 2025 - $1,167,556).

As at June 30, 2026, the Company had working capital of $22,403,808 (December 31, 2025 - $37,610,278). In addition to the Company’s accumulated deficit, the Company has not generated revenues from operations to date and will require additional financing or outside participation to undertake further development of its mineral properties

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the Chief Executive Officer, Chief Operating Officer (the “COO”), Chief Financial Officer (“CFO”), Vice President of Exploration, Vice President of Mineral Resources, Vice President of Capital Markets and their companies and close family members.

A summary of the Company’s related party transactions and key management compensation for the three and six months ended June 30, 2026 and 2025 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Directors’ fees	12,820	12,820	25,640	25,640
Project evaluation and development personnel (1)	78,600	188,139	498,253	291,231
Management fees	271,076	191,008	801,347	339,074
Share-based payments	111,539	186,746	467,290	417,583
	474,035	578,713	1,792,530	1,073,528

(1)	Amounts relating to the compensation of COO, Vice President of Exploration and Vice President of Mineral Resources are included in exploration and evaluation expenses.

A summary of the amounts due to related parties in accounts payable and accrued liabilities as at June 30, 2026 and December 31, 2025 is as follows:

	2026	2025
	$	$
Payable to a corporation partially owned by the former interim CFO	-	50,291
Payable to key management personnel	26,523	61,229
Payable to other related party	-	5,040
	26,523	116,560

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, other receivables (excluding sales tax recoverable), restricted cash, deposits and accounts payable and accrued liabilities, which are classified as and measured at amortized cost. The carrying values approximate the fair value of these financial instruments due to their short-term nature. The Company had no financial instruments measured at fair value as at June 30, 2026 and December 31, 2025.

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s Financial Statements are summarized below.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents and deposits. The Company minimizes its credit risk related to cash and cash equivalents by placing these financial instruments with major financial institutions. The Company considers the credit risk related to cash and cash equivalents and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of interest risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has no significant financial instruments with variable interest rates and has assessed interest rate risk as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. For the three and six months ended June 30, 2026, the Company incurred a loss of $7,349,070 and $14,670,909, respectively (2025 - $2,113,058 and $3,928,691, respectively). The Company’s cash and cash equivalents are held in business accounts and are available on demand for the Company’s programs. As at June 30, 2026, the Company had cash and cash equivalents of $22,948,715 (December 31, 2025 - $38,193,983) to settle current liabilities of $2,836,142 (December 31, 2025 - $1,167,556) and has assessed the liquidity risk as minimal.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency of the Company. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar on its cash and accounts payable balances.

A summary of the Company’s financial instruments held in USD, expressed in Canadian dollars is as follows:

	June 30,	December 31,
	2026	2025
	$	$
Cash and cash equivalents	19,717	936,603
Guaranteed investment certificate	32,763	-
Accounts payable and accrued liabilities	(13,924)	(19,421)
	38,556	917,182

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $3,856 (December 31, 2025 - $91,718). The Company has assessed the foreign exchange risk as minimal.

CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has depended on external financing to fund its activities. The capital structure of the Company currently consists of shareholders’ equity, which was $39,448,455 as at June 30, 2026 (December 31, 2025 - $52,105,298). The Company manages its capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the six months ended June 30, 2026.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

OUTSTANDING SHARE DATA

A summary of the Company’s issued and outstanding securities is as follows

	June 30, 2026	MD&A Date
	#	#
Common shares	67,138,496	67,138,496
Stock options	2,150,000	2,150,000
Warrants	364,863	364,863

PROPOSED TRANSACTIONS

As at June 30, 2026 and the MD&A Date, the Company has no proposed transactions.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2026 and the MD&A Date, the Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgments in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgments and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgments and estimates is pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

All significant accounting judgements and sources of estimation uncertainty are fully disclosed in the Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed or furnished under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified under applicable securities laws, and that such information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

The Company’s disclosure controls and procedures were designed, or are being designed, under the supervision of the CEO and CFO. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of June 30, 2026. Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures were effective, taking into consideration the changes in the Company’s reporting obligations as a result of ceasing to be a venture issuer during the quarter ended March 31, 2026.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

INTERNAL CONTROL OVER FINANCIAL REPORTING

The CEO and CFO are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting standards.

During the quarter ended March 31, 2026, the Company ceased to qualify as a venture issuer under Canadian securities laws as a result of its listing on the NYSE American. Accordingly, management has commenced enhancements to the design and documentation of the Company’s ICFR in order to align with the requirements applicable to a non-venture issuer and to support compliance with both Canadian and U.S. regulatory requirements.

As part of this process, management has initiated the implementation of an internal control framework based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control - Integrated Framework. These enhancements include, among other things, additional formalization of control activities, documentation of processes and controls, and evaluation procedures related to financial reporting.

These changes constitute changes in ICFR during the period ended June 30, 2026. Management expects that the design and implementation of these enhancements will continue during subsequent quarters and expect to have them in place by year end, including adequate control testing. As the implementation process is currently ongoing, certain elements of the Company’s ICFR are continuing to be designed and refined. Accordingly, management believes the changes being implemented will strengthen the Company’s ICFR.

RISKS AND UNCERTAINTIES

For a detailed listing of the risks and uncertainties faced by the Company, please refer to the Company’s annual information form for the year ended December 31, 2025, which is also included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission (the “SEC”).

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s annual information form for the year ended December 31, 2025, is available on the Company’s website at https://mayfairgold.ca/ and on SEDAR+ at http://www.sedarplus.ca. The Company’s documents filed with, or furnished to, the SEC, including its Annual Report on Form 40-F for the year ended December 31, 2025 that contains such annual information form, are available through the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov.

CAUTIONARY NOTES

Cautionary Note Regarding Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “proposes”, “expects”, “estimates”, “intends”, “anticipates”, or “believes”, or variations (including negative and grammatical variations) of such words and phrases that state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information relates to future events or the Company’s future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking information. In particular, forward-looking information in this MD&A includes, but is not limited to, information concerning: the expected timing of the Company’s plans and strategy for the Fenn-Gib Project; general exploration and development plans and activities, including costs and timing related thereto; the interpretation of drill results, and mineral resource and mineral reserve estimates; the future price of minerals, particularly gold; mineral resource and mineral reserve estimates and the realization thereof; the development, operational and economic results of economic studies, including with respect to the PFS; results of the PFS being consistent with management’s expectations and with the results of the metallurgical test program; other plans with respect to the Fenn-Gib Project; statements regarding perceived merit of the Fenn-Gib Project; magnitude of mineral deposits; exploration and drilling results at the Company’s mineral properties; prospecting licenses and permits; budgets (including the cost of the recommended work program in the Technical Report (as defined below)); work programs (including the recommended work program in the Technical Report, and the ability to achieve the desired results thereof); permitting or other timelines; strategic plans; market price of precious metals; success of exploration activities; and government regulation. Estimates regarding the anticipated timing, amount and cost of exploration and drilling activities are based on assumptions underlying mineral resource and mineral reserve estimates and the realization of such estimates.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such information. Such forward-looking information is based on the opinions, assumptions and estimates of management, which management considered reasonable as at the date the information is provided. The material factors or assumptions used to develop forward-looking information herein include, but are not limited to: general business, financial and economic conditions, including stress in the global economy; supply and demand for, and the level and volatility of prices of precious metals, in particular, gold; the availability of financing for the Company’s exploration and development projects on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the ability to attract and retain skilled staff; the accuracy of mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which it is based; prevailing and projected market prices and foreign exchange rates; exploitation and drilling estimates and results will not change in a materially adverse manner; proposed developments of mineral projects will be viable operationally and economically as planned; exploration and development activities will be completed as planned and yield expected results; permitting and construction on a continual basis; the Company not experiencing unforeseen delays, issues, unexpected geological or other effects, equipment failures, permitting delays or issues with prospecting licenses and permits; and general economic, market or business conditions will not change in a materially adverse manner. Assumptions relating to the mineral resource and mineral reserve estimates, development, and future economic benefit reported in respect of the Fenn-Gib Project are discussed in the Technical Report. Forward-looking information and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Forward-looking information involves risks and uncertainties relating to, among other things, the Company’s reliance on the Fenn-Gib Project; the Company’s operating losses and no history of earnings; liquidity and financing risk; risks related to title to the Company’s property interests; the Company’s ability to obtain necessary permits and licenses, including renewals thereof, in a timely manner or at all; there being no mineral resources or mineral reserves in production at the Fenn-Gib Project; uncertainty of calculation of mineral resources, mineral reserves and metal recoveries; risks related to exploration cost estimates; risks inherent in mineral exploration and development; environmental risks and hazards; reclamation costs and risks; the Company’s ability to secure infrastructure, energy and water supplies; business risk and dependence on personnel; shareholder activism; reputational risk; litigation risks; acquisitions and integration risks; volatility in trading price and volume; risks related to relationships with local communities; geotechnical, hydrological and climate events; adverse economic conditions; compliance with Canada’s Extractive Sector Transparency Measures Act; government regulation risks; breach of confidentiality; management of growth risks; liability for actions of employees, contractors and consultants; competition; market conditions; fluctuations in commodity prices; possible dilution to present and prospective shareholders; political uncertainty; the current global financial condition; international conflicts; inflationary risks; risks related to increasing interest rates; failure to comply with anti-bribery and anti-corruption laws; uninsurable risks; stress in the global economy; tariffs and imposition of other restrictions on trade; public health crises; natural disasters, terrorist acts, civil unrest and other disruptions; information systems and cybersecurity threats; limitation of internal controls and disclosure controls and procedures; conflicts of interest; substantial number of authorized but unissued Common Shares; future sales of Common Shares by existing shareholders; the Company’s dividend policy and tax risks, specifically related to the Company’s classification as a passive foreign investment company, as these factors are discussed under the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca and filed as part of the Company’s Annual Report on Form 40-F filed with the SEC and available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and accordingly, the foregoing list is not exhaustive. There can be no assurance that forward-looking information will prove to be accurate, and the Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. Accordingly, investors should not place undue reliance on forward-looking information.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars, except where noted otherwise)

Disclosure of Mineral Resources and Mineral Reserves

Disclosure about our exploration properties in this MD&A uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, “mineral reserves”, “proven mineral reserves” and “probable mineral reserves”, which are Canadian geological and mining terms as defined in accordance with NI 43-101, set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the mineral resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the respective dates thereof, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms and other mining terms, such as “inferred mineral resource”, differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the SEC. Accordingly, information contained in this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.

Under Canadian rules, estimates of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a preliminary economic assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability.